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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                ________________

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                ________________
                                 Medarex, Inc.
             (Exact Name of Registrant as Specified in its Charter)

             New Jersey                                   22-2822175
       (State of Incorporation                         (I.R.S. Employer
           or Organization)                           Identification No.)

       707 State Road, Suite 206
         Princeton, New Jersey                              08540-1437
  (Address of Principal Executive Offices)                  (Zip Code)


If this form relates to the             If this form relates to the
 registration of a class of             registration of a class of securities
 securities pursuant to Section 12(b)   pursuant to Section 12(g) of the
 of the Exchange Act and is effective   Exchange Act and is effective
 pursuant to General Instruction        pursuant to General Instruction
 A.(c), please check the following      A.(d), please check the following
 box. [ ]                               box. [X]


Securities Act registration statement file number to which this form relates:
                                                                     0-19312
                                                                 (If applicable)

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of Class)
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Item 1. Item Description of Registrant's Securities to Be Registered.

          On May 23, 2001, the Board of Directors of Medarex, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company common stock to stockholders of record at the close of business on July 6, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at a Purchase Price of one hundred and fifty dollars ($150) per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Form of Rights Agreement (the "Form of Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

          Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Form of Rights Agreement, the Rights will separate from the common stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of twenty percent (20%) or more of the outstanding shares of common stock (the "Stock Acquisition Date"); or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the Record Date will contain a notation incorporating the Form of Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate. Pursuant to the Form of Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Princeton, New Jersey time) on July 6, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

          In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, common
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stock (or, in certain circumstances, cash, property or other securities of the
Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Form of Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of one hundred and fifty dollars ($150) per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase three hundred dollars ($300) worth of common stock (or other consideration, as noted above) for one hundred and fifty dollars ($150). Assuming that the common stock had a per share value of thirty dollars ($30) at such time, the holder of each valid Right would be entitled to purchase ten (10) shares of common stock for one hundred and fifty dollars ($150).

          In the event that, at any time following the Stock Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the common stock of the Company is changed or exchanged, or (iii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second paragraph are referred to as the "Triggering Events."

          At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding common stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
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          Any of the provisions of the Form of Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Form of Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Form of Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

     The Form of Rights Agreement specifying the terms of the Rights is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

1. Form of Rights Agreement, dated as of May 23, 2001, between Medarex, Inc., and Continental Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Form of Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Form of Rights Agreement).
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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            MEDAREX, INC.


                                            By:     /s/ Donald L. Drakeman
                                                   -----------------------
                                            Name:  Donald L. Drakeman
                                            Title: President and CEO

Date:  May 25, 2001
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                                 EXHIBIT INDEX

Exhibit        Description
-------        -----------

1. Form of Rights Agreement, dated as of May 23, 2001, between Medarex, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Form of Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Form of Rights Agreement).